

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 23, 2007

Mr.Stephen Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.,
Los Angeles, CA 90024

> **Re:** **Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-09210**

Dear Mr. Chazen:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Stephen Chazen
Occidental Petroleum Corporation
March 23, 2007
page 2

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis

Significant Items Affecting Earning, page 19

1.   We note your presentation of a measure referred to as "Core Earnings"
        throughout your document, including your Selected Financial Data and your
        MD&A. We further note the absence of this measure in your segment footnote
        disclosures found in note 15 of your financial statements. Please explain why you
        believe it is appropriate to include such measures in your document that don't
        appear related to your primary segments. Please refer to Question 21 of the
        Commission Frequently Asked Questions regarding non-GAAP measures at:
        http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#segment

2.   Please clarify to us the caption "Core Earnings" and why you believe it is an
        appropriate description of the measure. Please also clarify how the term Core
        Earnings is representative of the earnings you may have achieved had the
        reconciling items not occurred.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 35

3.   Please provide a signed audit opinion with your document, including a signed
        report on internal control over financial reporting.

Note 18 – Costs and Results of Oil and Gas Producing Activities, page 74

4.   Please tell us why you have excluded your capitalized CO_2 costs from your costs
        incurred disclosures on page 75.

Supplemental Oil and Gas Information

Standardized Measure of Discounted Future Net Cash Flows, page 83

5.   Please remove your subtotal presented before the recognition of income tax
        expense, as this presentation is not contemplated in SFAS 69. Please refer to
        paragraph 30 and Illustration 5 of Appendix A of SFAS 69.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3683, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief